Exhibit 99.1

BitFuFu Inc. Reports

Unaudited First Quarter 2024 Financial Results

SINGAPORE, May 20, 2024 (GLOBE NEWSWIRE) – BitFuFu Inc., (“BitFuFu” or “the Company”) (NASDAQ: FUFU), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operational Highlights

●	Hosting capacity of 644 MW diversified across 29 sites on three continents, compared with 513 MW across 22 sites on one continent during the same period of 2023

●	Total mining capacity under management increased 52.1% to a record 28.6 EH/s, compared to 18.8 EH/S during the same period of 2023

●	Cloud-mining registered users increased 63.5% to 321,184 as of March 31, 2024, compared to 196,468 as of March 31, 2023

●	Bitcoin (“BTC”) production from self-mining operations decreased 11.0% to 1,103 BTCs from 1,239 BTCs in the same period of 2023

●	BTC production by customers from cloud-mining solutions increased 53.0% to 2,096 BTCs, compared with 1,370 BTCs in the same period of 2023

●	Cost to mine BTC from self-mining operations averaged US$39,182 per BTC versus US$21,908 per BTC in 2023

	As of March 31,
	2024	2023
Metric
Hosting capacity (MW)	644	513
Total mining capacity under management (EH/s) (1)	28.6	18.8
Cloud-mining registered Users	321,184	196,468

	Three Months Ended March 31,
	2024	2023
BTC Produced
From BitFuFu self-mining operations	1,103	1,239
By customers from cloud-mining solutions (2)	2,096	1,370
Average BTC produced per day by customers and BitFuFu	35.5	29.3

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.
(2)	Defined as the amount of BTC that was produced during the period by customers using mining capacity purchased from cloud-mining solutions.

First Quarter 2024 Financial Highlights

●	Total revenue was US$144.4 million, representing an increase of 149.0% from US$58.0 million in the same period of 2023

●	Revenue from cloud-mining solutions was US$81.5 million, an increase of 181.0% from US$29.0 million in the same period of 2023

●	Revenue from Bitcoin self-mining operations was US$60.1 million, an increase of 117.0% from US$27.7 million in the same period of 2023

●	Net income was $35.3 million, compared to US$2.7 million in the same period of 2023

●	Adjusted EBITDA (non-GAAP) was US$49.9 million, an increase of 430.9% from US$9.4 million in the same period of 2023

●	Combined balance of cash, cash equivalents, and digital assets[1] were US$163.7 million as of March 31, 2024, compared with US$76.0 million as of December 31, 2023.

Leo Lu, Chief Executive Officer and Chairman of the Board of Directors, said, “We started out the year incredibly strongly with total revenue growing 149% year-over-year to US$144 million and net income increasing more than twelve times from the same period last year. This rapid growth directly reflects the enormous synergies that are created by our asset-light strategy that flexibly adjusts and optimizes mining equipment to maximize profitability. Our cloud-mining solutions allow us to reduce revenue volatility created by sharp swings in digital asset prices and significantly strengthen cash flow by pre-selling hashrate at a fixed price that can be invested in expanding our business. We are looking to improve our adaptability by acquiring existing mining facilities or constructing our own in the months ahead to optimize our cost structure and capital allocation even further and expand our bottom line.”

First Quarter 2024 Financial Results

Revenue

Total revenue in the first quarter of 2024 was US$144.4 million, representing an increase of 149.0% from US$58.0 million in the same period of 2023, primarily driven by growth in cloud-mining solutions and self-mining operations.

Revenue from cloud-mining solutions in the first quarter of 2024 was US$81.5 million, representing an increase of 181.0% from US$29.0 million in the same period of 2023, primarily due to increases in repeat purchases of cloud-mining services from existing and new customers, and an increase in the average selling price. In the first quarter of 2024, revenue from existing customers was US$76.0 million and new customers was US$5.5 million, accounting for 93.0% and 7.0% of revenue from cloud-mining solutions, respectively. In the first quarter of 2023, revenue from existing customers of US$28.1 million and new customers of US$0.9 million, accounting for 96.9% and 3.1% of revenue from cloud-mining solutions of that period, respectively.

[1]	The Company has early adopted the new FASB Accounting Standards Update (ASU) No. 2023-08, Accounting for and Disclosure of Crypto Assets on January 1, 2024. Under the new standard, the Company’s Bitcoin (“BTC”) holdings are measured at fair value, with changes in fair value recognized in the Company’s income statement.

Revenue from Bitcoin self-mining operations in the first quarter of 2024 was US$60.1 million, representing an increase of 117.0% from US$27.7 million in the same period of 2023. The increase was primarily driven by the optimization of mining operations and favorable market conditions including a 70.0% year-over-year increase in the average hash rate used for self-mining and a 134.0% year-over-year increase in the average price of BTC, which was partially offset by an increase in blockchain difficulty for BTC mining resulting in a decrease in BTC output per tera-hash. BTC production from self-mining operations decreased 11.0% to 1,103 BTCs, from 1,239 BTCs in the same period of 2023, as a result of the increase in blockchain difficulty for BTC mining.

Revenue from hosting services and others in the first quarter of 2024 was US$2.1 million, representing an increase of 61.5% from US$1.3 million in the same period of 2023, primarily due to lower uptime of hosted miners during first quarter of 2023 as a result of the relocation of hosted miners during that period.

Revenue from sales of mining equipment in the first quarter of 2024 was US$0.7 million, compared to no revenue from in the same period of 2023.

In the first quarter of 2024, cloud-mining solutions accounted for 56.4% of total revenue, Bitcoin self-mining operations accounted for 41.6%, and hosting services and others accounted for 2.0%.

Cost of Revenue

Cost of revenue in the first quarter of 2024 was US$122.7 million, representing an increase of 120.7% from US$55.6 million in the same period of 2023, primarily due to an increase in costs associated with the expansion of the Company’s cloud-mining solutions and self-mining operations, in line with the corresponding increase in revenue over the same period.

Operating Expenses

Sales and marketing expenses in the first quarter of 2024 were US$0.4 million, flat when compared to US$0.4 million in the same period of 2023. Despite the 181.0% year-over-year increase in revenue from cloud-mining solutions, the Company did not increase spending on advertising and promotional activities during the quarter due to strong market demand.

General and administrative expenses in the first quarter of 2024 were US$1.9 million, representing an increase of 111.1% from US$0.9 million in the same period of 2023, primarily due to a US$1.2 million increase in legal and other consulting expenses associated with the Company’s public listing on NASDAQ in March 2024 and other business development activities.

Research and development expenses in the first quarter of 2024 were US$0.4 million, representing a decrease of 20.0% from US$0.5 million in the same period of 2023, primarily due to a decrease in payroll costs to technical and development employees.

There were no impairment losses on digital assets during the quarter, compared to US$1.7 million during the same period of 2023.

Starting from January 1, 2024, the Company implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. The Company recognized a fair value gain on BTC of US$11.8 million that has yet to be realized as of March 31, 2024.

Gain on sales of digital assets in the first quarter of 2024 was US$13.1 million, representing an increase of 191.1% from $4.5 million during the same period of 2023. The increase was primarily due to the increase in the volume of BTC sold. The remaining BTC the Company holds will be retained for further potential capital appreciation, reflecting the Company’s careful and strategic management of its digital asset portfolio and ability to capitalize on favorable market conditions.

Net Income

Net income in the first quarter of 2024 was US$35.3 million, compared with US$2.7 million in the same period of 2023.

Earnings per Share

Earnings per basic and diluted ordinary share were US$0.23, compared to US$0.02 in the same period of 2023.

Adjusted EBITDA

Adjusted EBITDA in the first quarter of 2024 was US$49.9 million, compared with US$9.4 million in the same period of 2023, of which US$11.8 million was attributed by an unrealized fair value gain on BTC due to the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets.

Liquidity and Capital Resources

As of March 31, 2024, the Company had cash, cash equivalents and digital assets of US$163.7 million, compared with US$76.0 million as of December 31, 2023. The increase was mainly due to the funds raised in connection with its business combination and listing on NASDAQ in March 2024 and the fair value gain on BTC driven by the increase in BTC price.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Monday, May 20, 2024 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI8900c6165a8f47c6be0836f1394524c5

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com/.

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back/(subtract) interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the first quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Charley Brady

Vice President, Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com

Appendix I: Financial statements

BITFUFU INC.

STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
	2024	2023
	US$ ’000	US$ ’000

Total revenues	144,411	57,969

Cost of revenues
Cost of revenues incurred to a related party	(45,298)	(40,099)
Cost of revenues incurred to third parties	(71,348)	(9,445)
Cost of revenues – depreciation and amortization	(6,097)	(6,030)
Total cost of revenues	(122,743)	(55,574)

Gross profit	21,668	2,395

Operating expenses
Sales and marketing expenses	(383)	(423)
General and administrative expenses	(1,934)	(891)
Research and development expenses	(391)	(483)
Impairment loss on digital assets	-	(1,719)
Unrealized fair value gain of Bitcoins	11,758	-
Realized gain on sales of digital assets	13,089	4,525
Total operating expenses, net	22,139	1,009

Operating income	43,807	3,404

Interest expense	(1,528)	(807)
Interest income	343	410
Other income/(expenses), net	-	4
Income before income taxes	42,622	3,011
Income tax (expense)/benefit	(7,314)	(328)
Net income and total comprehensive income	35,308	2,683

Earnings per share:
Ordinary shares – basic and diluted (US$)	0.23	0.02

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	154,395,278	150,000,000

*	The amount was less than $500

BITFUFU INC.

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2024	As of December 31, 2023
	US$ ’000	US$ ’000

ASSETS
Current assets:
Cash and cash equivalents	87,162	32,005
Digital assets	76,508	43,979
Accounts receivable, net	3,028	3,838
Prepayments	52,314	39,566
Amount due from related parties	14	38
Inventory	303	-
Other current assets	4,559	1,843
Total current assets	223,888	121,269

Non-current assets:
Equipment, net	75,754	81,857
Deposits	2,683	2,683
Deferred tax assets, net	4,404	4,224
Total non-current assets	82,841	88,764

Total assets	306,729	210,033

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	1,967	806
Contract liabilities	42,438	47,724
Taxes payable	3,218	2,233
Accrued expenses and other payables	5,338	5,368
Amount due to a related party	23,497	30,229
Total current liabilities	76,458	86,360

Non-current liabilities:
Long-term payables	102,435	102,435
Deferred tax liabilities, net	11,397	3,904
Total non-current liabilities	113,832	106,339

Total liabilities	190,290	192,699

Total shareholders’ equity	116,439	17,334

Total liabilities and stockholders’ equity	306,729	210,033

Appendix II: Unaudited Reconciliation of GAAP and non-GAAP Results

	Three months ended March 31,
	2024	2023
	US$ ’000	US$ ’000
Net profit	35,308	2,683
Add: Interest expenses, net	1,185	397
Add: Income tax expense/(benefit)	7,314	327
Add: Depreciation	6,097	6,041
Adjusted EBITDA	49,904	9,448